GLOBAL corporate compliance

[redacted]

06012894

SEC MAIL RECEIVED PROCESSING
APR 26 2006
WASH. D.C. 213 SECTION

April 15, 2006

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. Interim Management's Discussion and Analysis for the period ended January 31, 2006
2. CEO Certification of Annual Filings filed April 3, 2006
3. CFO Certification of Annual Filings filed April 3, 2006
4. Interim Financial Statements for the period ended January 31, 2006
5. Certificate re dissemination to shareholders filed March 27, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-1609

REPORT TO SHAREHOLDERS
Q1 2006

## MANAGEMENT DISCUSSION & ANALYSIS

### 1 Date

March 20, 2006

### 2 Overall Performance

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Current Assets | $1,680,834 | $1,609,728 | $1,573,787 | $1,681,254 | $1,684,928 |
| Long Term Receivable | 0 | 0 | 18,521 | 0 | 0 |
| Property Plant & Equip | $1,384,994 | 1,415,206 | 1,307,917 | 155,010 | 155,088 |
| Patents & Processes | $1,217,282 | 977,104 | 803,558 | 676,549 | 682,679 |
| Total Assets | $4,283,110 | 4,002,038 | 3,703,783 | 2,512,813 | 2,522,695 |
| Current Liabilities | $348,898 | 297,321 | 327,855 | 227,026 | 603,694 |
| Long Term Liabilities | $709,426 | 740,666 | 765,823 | 0 | 0 |
| Shareholder Equity | $3,224,786 | 2,964,051 | 2,610,105 | 2,285,787 | 1,919,001 |
| Total Liabilities & Equity | $4,283,110 | 4,002,038 | 3,703,783 | 2,512,813 | 2,522,695 |

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and UL listed fire prevention systems, both of which were designed by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry has been relatively stable in its regulations regarding ventilation since 1996. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.


PERFECT FRY COMPANY

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety.

A direct result of the past five years, has been the development of the new PFA **RapidFry™**, recently introduced at the NRA Show (National Restaurant Association of the USA) in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries in a single hour while it amazingly requires only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while it's fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.

## MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)



The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** has more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** gives all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

As recognition of Perfect Fry's commitment to innovation and superior development activities, the Company is proud to receive the Kitchen Innovation Award for 2006 (www.restaurant.org/show/exhibitorlist/ki/index.cfm) presented by the NRA. This award is judged by a panel of industry leaders (www.restaurant.org/show/exhibitorlist/ki/ki_panel.cfm) who, without compensation, lend authenticity and depth to the value of the award.

The ability to create the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, which is another tangible result of the Company's development activities. This fire suppression system is now UL (Underwriters Laboratories) registered, giving the system unquestioned acceptance in all North American jurisdictions. All Perfect Fry equipment carries the CE (European Certification) and NSF (National Sanitation Foundation) listing marks for worldwide sales efforts. One of the efforts last year included working with the Florida State Fire Safety Board. The company expended $38,000 plus personnel time and travel for a registration mark, which included attending a board meeting of the state and to receive approval to sell in the state. As a result, the State will also amend their regulations and policies for the future.

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and revenue.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook.

## MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

### 5 Quarterly Results

($ in 000's – except per share amounts)

| | 2006 | 2005 | | | | 2004 | | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Total Revenue | 1012 | 1094 | 1068 | 1084 | 605 | 1024 | 696 | 754 | 967 | 876 | 887 | 1196 |
| Net Earnings (Loss) | 63 | 120 | 171 | 106 | (56) | 235 | 5 | 40 | 74 | 129 | 36 | 152 |
| Per Share | .01 | .01 | .02 | .01 | 0 | .03 | 0 | 0 | .01 | .01 | 0 | .02 |

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships. The risk is that the company relies on the efforts of these distributors to perform.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the 2nd and 3rd quarters of 2004. We regained our momentum in the 4th quarter of 2004, and after a slower 1st quarter of 2005, the company has experienced four consecutive strong quarters through the end of January 2006. This is the first time that the company has recorded four consecutive quarters, each having revenue of more than a million dollars.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to keep our distributor relationships strong. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

### 6 Liquidity

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
| Long Term Debt | $731,550 | $26,219 | $86,918 | $67,101 | $551,312 |
| Operating Lease | 21,526 | 5,496 | 16,030 | | |

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels do rise and fall as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Given potential sales growth, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been supplied by bank financing. Only $349,000 of the operating loan has been used in the past 2 years.

The company showed a bank indebtedness of $348,549 in the third quarter of 2005 which is primarily the result of investing in more inventories to launch the new PFA RapidFry™ automated fryer product line. The inventory in this first quarter of 2006 is unchanged at $919,917 compared to the 2005 year end of $923,423. Orders continued to be strong on all products in the first quarter which has not given the company a chance to build inventory as expected. The company expects that the inventory levels in the future will average at $1.1 to $1.2 million which are expected to be funded by operating cash flows.

The net working capital, defined as current assets less current liabilities, increased $63,371 from $1,331,936 (in 2005) to $1,395,307 (first quarter 2006). This is an increase of 4.8%. The company

## MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

expects that investing activities in deferred product development costs will reduce during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis given positive cash position.

There are no restrictions in the movement of financial resources between the parent company and its' subsidiaries.

The Company does not have any defaults and is not in arrears of any accounts, nor does it have any large purchase obligations either outstanding or planned.

### 7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no current plans to renovate or expand the building. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.



### 8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. We can take price advantage of larger purchase quantities without locking in exact times of delivery. This gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

### 9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are at normal sales terms. No other related parties exist apart from the directors/distributors.

## MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

### 10 Fourth Quarter Results

### 11 Proposed Transactions

The Perfect Fry Corporation Board of Directors had a normal course issuer bid (NCIB), back in 2005 during which the Company purchased for cancellation 319,500 shares at prices between $0.18 and $0.29 per share. Starting January 1, 2006 and ending December 31, 2006, the Company has initiated another NCIB, planning to purchase for cancellation up to a maximum of 473,458 or 5% of the outstanding stock. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The shares purchased will be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

### 12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

### 13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Sections AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect to the current or prior years due to the implementation of this section.

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years due to the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

### 14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

## MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

### 15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

### 16 Issued and Outstanding Common Shares

At present there are 9,469,156 (2004 – 9,788,656) shares outstanding which is net of 319,500 shares repurchased for cancellation.


PERFECT FRY COMPANY
PERFECT FRY COMPANY

**The Benchmark of Ventless Deep Frying...**

82-1609

***CERTIFICATION OF INTERIM FILINGS***

I Gary Calderwood, Perfect Fry Corporation, President and CEO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 21, 2006

*"Gary G. Calderwood"*
President & CEO

82-1609

***CERTIFICATION OF INTERIM FILINGS***

I Darlene Cowper, Perfect Fry Corporation, CFO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 21, 2006

*"Darlene Cowper"*
President & CEO

82-1609

REPORT TO SHAREHOLDERS
Q1 2006

# PERFECT FRY CORPORATION

**CONSOLIDATED FINANCIAL STATEMENTS**
**UNAUDITED**
**THREE MONTHS ENDED JANUARY 31, 2006 and 2005**

## NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Gary G. Calderwood
President and Chief Executive Officer

Darlene Cowper
Chief Financial Officer

# PERFECT FRY CORPORATION
## CONSOLIDATED BALANCE SHEETS

### ASSETS

| | January 31, 2006 (Unaudited) $ | October 31, 2005 $ |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | - | - |
| Accounts receivable | 940,643 | 747,300 |
| Inventories (Note 2) | 919,917 | 923,423 |
| Prepaid expenses | 61,798 | 10,111 |
| | 1,922,358 | 1,680,834 |
| PROPERTY, PLANT AND EQUIPMENT (Note 3) | 1,368,280 | 1,384,994 |
| DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4) | 1,229,632 | 1,217,282 |
| | 4,520,270 | 4,283,110 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | January 31, 2006 (Unaudited) $ | October 31, 2005 $ |
|---|---|---|
| CURRENT LIABILITIES | | |
| Bank indebtedness (Note 5) | 151,403 | 71,373 |
| Accounts payable and accrued liabilities | 349,429 | 248,601 |
| Current portion of long term debt (Note 6) | 26,219 | 28,924 |
| | 527,051 | 348,898 |
| LONG TERM DEBT (Note 6) | 705,331 | 709,426 |
| SHAREHOLDERS' EQUITY | | |
| Share capital (Note 7) | 1,413,546 | 1,413,546 |
| Retained earnings | 1,874,342 | 1,811,240 |
| | 3,287,888 | 3,224,786 |
| | 4,520,270 | 4,283,110 |

Subsequent Event (Note 7)
Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

# PERFECT FRY CORPORATION

**CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS**
**THREE MONTHS ENDED JANUARY 31, 2006 AND 2005**

| | 2006 (Unaudited) $ | 2005 (Unaudited) $ |
|---|---|---|
| REVENUE (Note 9) | 1,011,788 | 605,264 |
| EXPENSES | | |
| Cost of Goods, Selling and Administration | 886,219 | 649,381 |
| Interest | | |
| Long term debt | 8,908 | 8,461 |
| Other | 5,127 | 4,402 |
| Amortization | | |
| Property, plant and equipment | 21,000 | 27,000 |
| Deferred product development costs | 9,000 | 12,000 |
| Foreign exchange loss (gain) | 18,432 | (39,743) |
| Total expenses | 948,686 | 661,501 |
| NET EARNINGS | 63,102 | (56,237) |
| RETAINED EARNINGS, beginning of year | 1,811,240 | 1,502,580 |
| Premium on acquisition of common shares (Note 7) | - | (3,165) |
| RETAINED EARNINGS, end of year | 1,874,342 | 1,443,178 |
| EARNINGS (LOSS) PER SHARE (Basic and Diluted) | 0.01 | (0.01) |

PLEASE SEE NOTES

# PERFECT FRY CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## THREE MONTHS ENDED JANUARY 31, 2006 AND 2005

| | 2006 (Unaudited) $ | 2005 (Unaudited) $ |
|---|---|---|
| CASH PROVIDED BY (USED IN): | | |
| OPERATIONS | | |
| Net earnings (loss) | 63,102 | (56,237) |
| Items not affecting cash | | |
| Amortization of property, plant and equipment | 21,000 | 27,000 |
| Amortization of deferred product development costs | 9,000 | 12,000 |
| | 93,102 | (17,237) |
| Changes in non-cash working capital | | |
| Accounts receivable | (193,343) | 97,238 |
| Inventory | 3,506 | (194,977) |
| Prepaid expenses | (51,687) | (32,856) |
| Accounts payable and accrued liabilities | 100,828 | 108,831 |
| | (140,696) | (21,764) |
| | (47,594) | (39,001) |
| INVESTING | | |
| Additions to property, plant and equipment | (4,286) | (31,270) |
| Additions to deferred product development costs | (21,350) | (18,001) |
| | (25,636) | (49,271) |
| FINANCING | | |
| Repayment of long term debt | (6,800) | (6,751) |
| Acquisition of common shares (Note 7) | - | (17,190) |
| | (6,800) | (23,941) |
| DECREASE IN CASH | (80,030) | (112,213) |
| CASH beginning of year | (71,373) | 2,888 |
| CASH end of year | (151,403) | (109,325) |
| Cash Consists of: | | |
| Cash and cash equivalents | - | - |
| Bank indebtedness | (151,403) | (109,325) |
| | (151,403) | (109,325) |
| Note: | | |
| Interest paid | 14,035 | 12,863 |
| Income taxes paid | - | - |

PLEASE SEE NOTES

# PERFECT FRY CORPORATION

## NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
## THREE MONTHS ENDED JANUARY 31, 2006 AND 2005

### 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates. The interim financial statements, which were not subject to audit or review by the company's independent auditors, follow the same accounting policies and methods of computation as the audited financial statements for the year ended October 31, 2005. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

| | |
|---|---|
| Building | 4% declining balance method |
| Office and equipment | 20% to 30% declining balance method |

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

# PERFECT FRY CORPORATION

**NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**THREE MONTHS ENDED JANUARY 31, 2006 AND 2005**

## 2. INVENTORIES

| | January 31, 2006 $ | October 31, 2005 $ |
|---|---|---|
| Finished goods | 371,178 | 370,772 |
| Work in progress | 43,506 | 47,124 |
| Parts | 505,233 | 505,527 |
| | 919,917 | 923,423 |

## 3. PROPERTY, PLANT AND EQUIPMENT

| | January 31, 2006 | | |
|---|---|---|---|
| | Cost $ | Accumulated Amortization $ | Net Book Value $ |
| Land | 400,000 | - | 400,000 |
| Building | 837,008 | 82,378 | 754,630 |
| Office and equipment | 678,053 | 464,403 | 213,650 |
| | 1,915,061 | 546,781 | 1,368,280 |

| | October 31, 2005 | | |
|---|---|---|---|
| | Cost $ | Accumulated Amortization $ | Net Book Value $ |
| Land | 400,000 | - | 400,000 |
| Building | 837,008 | 75,378 | 761,630 |
| Office and equipment | 673,767 | 450,403 | 223,364 |
| | 1,910,775 | 525,781 | 1,384,994 |

## 4. DEFERRED PRODUCT DEVELOPMENT COSTS

| | January 31, 2006 $ | October 31, 2005 $ |
|---|---|---|
| Deferred product development costs | 2,341,602 | 2,320,252 |
| Accumulated amortization | (1,111,970) | (1,102,970) |
| | 1,229,632 | 1,217,282 |

# PERFECT FRY CORPORATION

## NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
## THREE MONTHS ENDED JANUARY 31, 2006 AND 2005

**7. SHARE CAPITAL**

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

| Three months ended January 31, | 2006 | 2006 | 2005 | 2005 |
|---|---|---|---|---|
| Issued and outstanding at beginning of year | 9,469,156 | $1,413,546 | 9,788,656 | $1,461,471 |
| Acquired and cancelled | - | - | (319,500) | (47,925) |
| Issued and outstanding at end of year | 9,469,156 | $1,413,546 | 9,469,156 | $1,413,546 |

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on July 1, 2004, the Company acquired 319,500 shares at a total net cost of $81,040 prior to the termination of the contract on June 30, 2005. The excess of total net cost of the shares acquired over their historical cost being, $33,115, has been charged to retained earnings.

The Company commenced a normal course issuer bid on January 1, 2006, allowing it to purchase up to 473,458 common shares (5% of all common shares issued) for cancellation until its termination on December 31, 2006 or such earlier time as the bid is complete. At the time of writing, no shares have been acquired under this contract.

**8. COMMITMENT**

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

**9. REVENUE**

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

| **Revenue for the three months ended January 31,** | **2006** | **2005** |
|---|---|---|
| | $ | $ |
| USA | $603,292 | $449,522 |
| Canada | 207,027 | 77,687 |
| International | 187,285 | 65,144 |
| | 997,604 | 592,353 |
| Other income | 14,184 | 12,911 |
| | 1,011,788 | $605,264 |

# PERFECT FRY CORPORATION

## NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
## THREE MONTHS ENDED JANUARY 31, 2006 AND 2005

### 10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contract (from time to time), accounts payable, accrued liabilities and long term debt.

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contract (from time to time), accounts payable, accrued liabilities and long term debt.

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk - The Company earns a significant portion (68% in Fiscal 2005, 66% in Fiscal 2004) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges).

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply.

### 11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. All sales to these directors/distributors are in the normal course of operations, measured at the exchange amount and are subject to normal sales terms.

82-1609

GLOBAL corporate compliance

February 28, 2006

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Perfect Fry Corporation
Annual General Shareholders Meeting to be held March 28, 2006

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular
2. Audited Annual Financial Statements and Managements Discussion and Analysis for the year ended October 31, 2005
3. Instrument of Proxy
4. Financial Request Cards
5. Return envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

c.c. Perfect Fry Corporation